UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

91 Front Street, 1st Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT LIST

Exhibit	Description

99.1	Ninth Supplemental Indenture, dated as of August 24, 2026, by and between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada
99.2	Tenth Supplemental Indenture, dated as of August 24, 2026, by and between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, Brookfield Renewable Partners Limited
Date:	August 24, 2026	By:	/s/ James Bodi
Name: James Bodi
Title: President